THE THAI CAPITAL FUND, INC.

c/o Aberdeen Asset Management Inc.
1735 Market Street, 32nd Floor
Philadelphia, PA 19103
(866) 839-5205

April 29, 2013

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Attn: Karen Rossotto

Re:                             The Thai Capital Fund, Inc.

Proxy Statement on Schedule 14A

Investment Company Act File No. 811-06062

Dear Ms. Rossotto:

On behalf of The Thai Capital Fund, Inc. (the “Fund”), we hereby respond to your oral comments to the Fund’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed on April 9, 2013 pursuant to the Securities Exchange Act of 1934, as amended, as discussed during our telephone conversation on April 19, 2013.   For your convenience, a transcription of your comments is included in this letter, followed by the applicable response.  References to page numbers in the comments correspond to the page numbers from the preliminary Proxy Statement.  Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Proxy Statement.

Comment 1.         Please revise the Q&A titled “WHY IS THE LIQUIDATION AND DISSOLUTION OF THE FUND AND ITS INVESTMENT PLAN BEING PROPOSED?” to state what the Investment Plan is and who the Investment Plan is with.

Response 1.          The answer to the above-referenced Q&A will be revised to insert the below language regarding the Investment Plan:

“The Fund makes its investments in Thailand indirectly through a wholly-owned investment plan established in conformity with Thai law (the “Investment Plan”), which has a 25-year duration through May 17, 2015 (subject to earlier termination) unless continuance thereof is approved by the Bank of Thailand.  The Investment Plan is established under an agreement between SCB Asset Management Co., Ltd., the Fund’s investment manager, and the Fund. The Fund’s investments through the Investment Plan are managed by the Manager.”

Comment 2.         Please revise the Q&A titled “WHY IS THE AMENDMENT TO THE FUND’S FUNDAMENTAL INVESTMENT LIMITATIONS BEING PROPOSED?” to indicate that the Fund intends to conduct the rights offering if the liquidation proposal is not approved.

Response 2.          The answer to the above-referenced Q&A will be revised to insert the below language regarding the rights offering being contingent on the liquidation proposal not being approved:

“If the proposal to liquidate and dissolve the Fund (Proposal 2) does not obtain the requisite stockholder approval, the Fund intends to carry out the Offer and therefore needs to modify one of the Fund’s fundamental investment limitations as described herein.”

Comment 3.         Please revise the last sentence of the Q&A titled “WHAT WILL HAPPEN IF THE LIQUIDATION AND DISSOLUTION OF THE FUND IS NOT APPROVED BUT THE AMENDMENT TO THE FUND’S FUNDAMENTAL INVESTMENT LIMITATIONS IS APPROVED?” to state that the Fund and its stockholders will bear a greater expense if the liquidation proposal is not approved because the Fund and its stockholders will bear the cost of the Offer.

Response 3.          The last sentence of the answer to the above-referenced Q&A will be revised to include the below language (new language indicated in bold font and underlined):

“In the event that 66 2/3% of the outstanding shares of stock of the Fund are not voted in favor of the Plan, with the result that the Plan is not approved, the Fund will continue to exist as a registered investment company in accordance with its stated investment objective and policies.  If the liquidation and dissolution of the Fund is not approved but the proposed amendment to the Fund’s fundamental investment limitations is approved, the Board intends to conduct the Offer of preferred stock in order to enable stockholders who support liquidation of the Fund to obtain sufficient voting shares in order for the Fund to be able to obtain the stockholder approval required to obtain the necessary vote on liquidation and dissolution or other corporate action. The implementation of the Offer in order to liquidate the Fund or take other corporate action will involve greater expenses to the Fund when compared to the direct liquidation and dissolution of the Fund as per Proposal 2 of this proxy statement because the Fund and its stockholders will bear the cost of the Offer.”

Comment 4.         Please revise the Q&A titled “ WHO IS PAYING FOR THIS PROXY MAILING AND FOR THE OTHER EXPENSES AND SOLICITATION COSTS ASSOCIATED WITH THIS STOCKHOLDER MEETING?” to state the estimated expenses of the solicitation of proxies.

Response 4.          This section will be revised as follows (new language in bold font and underlined):

“The expenses connected with the solicitation of these proxies will be borne by the Fund.  The Fund will reimburse banks, brokers and other persons holding the Fund’s shares registered in their names or in the names of their nominees for their expenses incurred in sending proxy material to and obtaining proxies from the beneficial owners of such shares.  These expenses are expected to be approximately $18,500.”

Comment 5.         In the first paragraph on page 3 of the Proxy Statement, please use the defined term for the rights offering.

Response 5.          This section will be revised as follows (new language in bold font and underlined):

2

“ At the Fund’s Board meeting on April 3, 2013, the Directors agreed to approve, subject to the approval by the Fund’s stockholders, an amendment to the Fund’s fundamental investment limitations to permit the Fund to issue senior securities in order to pursue the rights offering of preferred stock (the “Offer”) that the Board previously determined was in the best interest of the Fund and the Fund’s stockholders. The Board has directed that the proposal be submitted to stockholders for their consideration and approval”

In addition, the second paragraph on page 4 of the proxy statement will be revised as follows (deleted language indicated in strike through font; new language in bold font and underlined)

“The Fund has filed a registration statement relating to the Offer ~~a rights offering (the “Offer”)~~ for the issuance of 1.00% Redeemable Preferred Stock, par value $0.01 per share, (the “Preferred Stock”). At a Board meeting held on April 3, 2013, the Board determined that in order to conduct the Offer, the Fund will need to amend its fundamental investment limitations.  The Board unanimously approved the proposed amendment of the fundamental investment limitation set forth above in order to be able to pursue the Offer that the Board had previously determined was in the best interest of stockholders of the Fund.”

Comment 6.         In the second paragraph on page 8 of the Proxy Statement, please disclose the percentage of stockholders who voted for the previous proposal to liquidate the Fund.

Response 6.          This section will be revised as follows (new language in bold font and underlined):

“ The proposal to liquidate and dissolve the Fund was voted on by stockholders at the Annual Meeting of Stockholders on June 4, 2012 and the adjournment thereof held on July 2, 2012. 50.6% of the shares outstanding voted for approval of the proposal and 3.22% of the shares outstanding voted against approving the proposal.  The required vote to approve the liquidation and dissolution of the Fund (the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of capital stock of the Fund) was not achieved.  Following the Annual Meeting of Stockholders, the Board had several discussions regarding possible next steps for the Fund, including re-submitting the liquidation proposal for a vote of stockholders and the possibility of merging with another closed-end fund, which would also require the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of capital stock of the Fund.”

In responding to your comments, on behalf of the Fund we hereby acknowledge that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Fund’s filing;

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3324.  Thank you.

Very truly yours,

/s/ Adithya R. Attawar, Esq.